

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Craig Glynn
Chief Financial Officer
enVVeno Medical Corporation
70 Doppler
Irvine, California 92618

>   **Re: enVVeno Medical Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 28, 2022**
>   **File No. 001-38325**

Dear Mr. Glynn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Craig Glynn
enVVeno Medical Corporation
May 6, 2022
Page 2

<u>Form 10-K for the Fiscal Year Ended December 31, 2021</u>

<u>Exhibits</u>

1.   We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarter ended March 31, 2022.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences